UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2015

Commission File No.: 1-11130

(Translation of registrant’s name into English)

148/152 Route de la Reine 92100 Boulogne-Billancourt — France

(Address of principal executive offices )

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Alcatel-Lucent to retain undersea cables unit as wholly-owned subsidiary

Alcatel-Lucent Submarine Networks to execute strategic roadmap from within Alcatel-Lucent group

Paris, France, October 6, 2015 - Alcatel-Lucent (Euronext and NYSE: ALU) is to continue to operate its undersea cables business, Alcatel-Lucent Submarine Networks (ASN), as a wholly-owned subsidiary. ASN will continue to execute its strategic roadmap, strengthen its leadership in submarine cable systems for telecom applications and pursue further diversification into the Oil & Gas sector.

ASN leads the global submarine cables industry with more than 575,000 km of fiber-optic cable systems deployed worldwide, along with the maintenance of 330,000 km of undersea systems. ASN’s scope of operations comprises traditional undersea telecommunications networks and, increasingly, serving the Oil & Gas sector with mission-critical ultra-broadband communications for offshore production facilities.

Headquartered in Villarceaux, France, and with cable manufacturing and loading facilities in Calais, France, and repeater and branching unit production in Greenwich in the UK, ASN provides a turnkey product and service offering, including project management, installation and commissioning and marine operations and maintenance performed by its fleet of seven cable-laying ships.

Retaining ASN has no impact on Alcatel-Lucent’s intention to complete its proposed combination with Nokia.

ABOUT ALCATEL-LUCENT (EURONEXT PARIS AND NYSE: ALU)

Alcatel-Lucent is the leading IP networking, ultra-broadband access and cloud technology specialist. We are dedicated to making global communications more innovative, sustainable and accessible for people, businesses and governments worldwide. Our mission is to invent and deliver trusted networks to help our customers unleash their value. Every success has its network.

For more information, visit Alcatel-Lucent on: http://www.alcatel-lucent.com, read the latest posts on the Alcatel-Lucent blog http://www.alcatel-lucent.com/blog and follow the Company on Twitter: http://twitter.com/Alcatel_Lucent.

ALCATEL-LUCENT PRESS CONTACTS

SIMON POULTER	simon.poulter@alcatel-lucent.com	T: + 33 (0)1 55 14 10 06
VALERIE LA GAMBA	valerie.la_gamba@alcatel-lucent.com	T: + 33 (0)1 55 14 15 91

ALCATEL-LUCENT INVESTOR RELATIONS
MARISA BALDO	marisa.baldo@alcatel-lucent.com	T: + 33 (0)1 55 14 11 20
TOM BEVILACQUA	thomas.bevilacqua@alcatel-lucent.com	T: + 1 908-582-7998

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 8, 2015	Alcatel Lucent

	By:	/s/ Jean Raby
	Name:	Jean Raby
	Title:	Chief Financial and Legal Officer